                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                         ASSISTED LIVING CONCEPTS, INC.
                                (NAME OF ISSUER)


                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   04543L-10-9
                                 (CUSIP NUMBER)

                                Wendy L. Simpson
                             Chief Financial Officer
                              LTC Properties, Inc.
                         300 Esplanade Drive, Suite 1860
                            Oxnard, California 93030
                                 (805) 981-8646
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                  JULY 11, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 04543L-10-9
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         LTC Properties, Inc.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Maryland
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
                                    1,304,251 shares
NUMBER OF                  ____________________________________________________
SHARES                     8.  SHARED VOTING POWER
BENEFICIALLY                        -0- shares
OWNED BY                   ____________________________________________________
EACH                       9.  SOLE DISPOSITIVE POWER
REPORTING                           1,304,251 shares
PERSON                     ____________________________________________________
                           10.  SHARED DISPOSITIVE POWER
                                    -0- shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,304,251 shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.1%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04543L-10-9
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         LTC Healthcare, Inc.
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                      (b)  [X]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Nevada
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
                                    145,421 shares
NUMBER OF                  ____________________________________________________
SHARES                     8.  SHARED VOTING POWER
BENEFICIALLY                        -0- shares
OWNED BY                   ____________________________________________________
EACH                       9.  SOLE DISPOSITIVE POWER
REPORTING                           145,421 shares
PERSON                     ____________________________________________________
                           10.  SHARED DISPOSITIVE POWER
                                    -0- shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         145,421 shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.8%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04543L-10-9
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Andre C. Dimitriadis
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                     (b)   [X]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
                                    34,921 shares
NUMBER OF                  ____________________________________________________
SHARES                     8.  SHARED VOTING POWER
BENEFICIALLY                        -0- shares
OWNED BY                   ____________________________________________________
EACH                       9.  SOLE DISPOSITIVE POWER
REPORTING                           34,921 shares
PERSON                     ____________________________________________________
                           10.  SHARED DISPOSITIVE POWER
                                    -0- shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          34,921 shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.2%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 04543L-10-9
-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         James J. Pieczynski
-------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                    (b)  [X]
-------------------------------------------------------------------------------
3.       SEC USE ONLY
-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            [ ]
-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
-------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
                                    3,819 shares
NUMBER OF                  ____________________________________________________
SHARES                     8.  SHARED VOTING POWER
BENEFICIALLY                        -0- shares
OWNED BY                   ____________________________________________________
EACH                       9.  SOLE DISPOSITIVE POWER
REPORTING                           3,819 shares
PERSON                     ____________________________________________________
                           10.  SHARED DISPOSITIVE POWER
                                    -0- shares
-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,819 shares
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           [ ]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         less than 0.1%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This Statement on Schedule 13D relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc. (the "Issuer"). The address of the Issuer is 11835 N.E. Glenn Widing Drive, Building E, Portland, Oregon 97220.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by the following (each a "Reporting Person" and, collectively, the "Reporting Persons"): LTC Properties, Inc., a Maryland corporation ("LTC Properties"), LTC Healthcare, Inc., a Nevada corporation ("LTC Healthcare"), Andre C. Dimitriadis, an individual, and James
J. Pieczynski, an individual.

     (1) The address of LTC Properties' principal office is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. The names, business addresses and principal businesses of each of the directors and executive officers of LTC Properties are set forth on Schedule I hereto and incorporated by reference herein. The current principal business of LTC Properties, a self-administered real estate investment trust, is investing primarily in long- term care and other health care related facilities.

     (2) The address of LTC Healthcare's principal office is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. The names, business addresses and principal businesses of each of the directors and executive officers of LTC Healthcare are set forth on Schedule II hereto and incorporated by reference herein. The current principal business of LTC Healthcare is investing in and operating primarily long-term care and other health care related facilities.

     (3) Mr. Dimitriadis is an executive officer and director of LTC Properties and LTC Healthcare. His business address is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. Mr. Dimitriadis is a citizen of the United States.

     (4) Mr. Pieczynski is an executive officer and director of LTC Properties and LTC Healthcare. His business address is 300 Esplanade Drive, Suite 1860, Oxnard, California 93030. Mr. Pieczynski is a citizen of the United States.

     During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the directors and executive officers of either LTC Properties or LTC Healthcare, have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of the Reporting Persons, each of the directors and executive officers of LTC Properties and LTC Healthcare is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On July 11, 2001, LTC Properties acquired in open market transactions
(i) $6,875,000 face principal amount of the Issuer's 6% Convertible Subordinated Debentures Due November 2002 (the "6% Debentures") for an aggregate purchase price of $1,787,500, and (ii) $3,833,000 face principal amount of the Issuer's 5-5/8% Convertible Subordinated Debentures Due May
2003 (the "5-5/8% Debentures") for an aggregate purchase price of $996,580. The source of funds for these purchases was working capital of LTC Properties.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons are members of a committee (the "Committee") of holders of the 6% Debentures and 5-5/8% Debentures, formed at the request of the Issuer to discuss proposals to refinance or restructure the Issuer's debentures. The other members of the committee are National Health Investors, Inc., Cerberus Capital Management, L.P., Deep Haven Capital Management, JMG Capital Partners, L.P., JMG Capital Management, Inc., and Triton Capital Investments, Ltd.

     The Committee intends to submit a recapitalization plan to the Issuer whereby the holders of the 6% Debentures and 5-5/8% Debentures would receive a combination of senior and subordinate secured debt instruments of the Issuer and a controlling interest in the common equity of the Issuer, as well as the contractual right to control the Issuer's board of directors.

     Each Reporting Person intends to review its investment in the Issuer and its participation in the plans and proposals of the Committee from time to time in order to evaluate such Reporting Person's plans and arrangements with respect to the acquisition or disposition of any securities of the Issuer or other plans or proposals which would materially alter the corporate structure or business of the Issuer or rights of security holders of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The number of shares of Common Stock beneficially owned by the respective Reporting Persons are as follows:

     (1) LTC Properties beneficially owns 1,304,251 shares of Common Stock, representing 7.1% of the outstanding Common Stock, consisting of 997,652 shares that may be acquired on conversion of $22,520,000 face principal amount of 6% Debentures and 306,599 shares that may be acquired on conversion of $8,028,000 face principal amount of 5-5/8% Debentures. On July 11, 2001, LTC Properties acquired in open market transactions (i) $6,875,000 face principal amount of 6% Debentures for an aggregate purchase price of $1,787,500, and (ii) $3,833,000 face principal amount of 5-5/8% Debentures for an aggregate purchase price of $996,580. The 6% Debentures and 5-5/8% Debentures purchased in these July 11, 2001, transactions are convertible into 304,608 and 146,409 shares of Common Stock, respectively.

     (2) LTC Healthcare beneficially owns 145,421 shares of Common Stock, representing 0.8% of the outstanding Common Stock, of which 114,574 shares are shares that may be acquired on conversion of $3,000,000 face principal amount of 5-5/8% Debentures.

     (3) Mr. Dimitriadis beneficially owns 34,921 shares of Common Stock, representing 0.2% of the outstanding Common Stock, of which 6,645 shares are shares that may be acquired on conversion of $150,000 face principal amount of 6% Debentures and 15,276 shares are shares that may be acquired on conversion of $400,000 face principal amount of 5-5/8% Debentures.

     (4) Mr. Pieczynski beneficially owns 3,819 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock, consisting of shares that may be acquired on conversion of $100,000 face principal amount of 5-5/8% Debentures.

     The number of shares beneficially owned by the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 17,120,745 outstanding shares of Common Stock of the Issuer as of May 14, 2001, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2001.

     Each Reporting Person has the sole power to vote and dispose of the securities beneficially owned by it or him.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons are members of the Committee of debenture holders who are presently cooperating to consider and submit a recapitalization plan with respect to the Issuer, as described in Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS



                   EXHIBIT NO.              DESCRIPTION
                    1                       Joint Filing Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 13, 2001                               LTC PROPERTIES, INC.,
                                                  a Maryland corporation


                                                  /s/ Wendy L. Simpson
                                                  ----------------------
                                                  Vice Chairman and Chief
                                                  Financial Officer


Date: July 13, 2001                               LTC HEALTHCARE, INC.,
                                                  a Nevada corporation


                                                  /s/ Wendy L. Simpson
                                                  ---------------------
                                                  Executive Vice President and
                                                  Chief Financial Officer


Date: July 13, 2001                               /s/ Andre C. Dimitriadis
                                                  --------------------------
                                                  ANDRE C. DIMITRIADIS


Date: July 13, 2001                               /s/ James J. Pieczynski
                                                  -------------------------
                                                  JAMES J. PIECZYNSKI

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF LTC PROPERTIES



Name and
Business Address                     Position with LTC Properties                   Present Principal Occupation
----------------                     ----------------------------                   ----------------------------
Andre C. Dimitriadis                 Chairman, Chief Executive Officer,             Executive officer of LTC
300 Esplanade Drive                  President and Director                         Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Alex J. Chavez                       Senior Vice President and                      Executive officer of LTC
300 Esplanade Drive                  Treasurer                                      Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Christopher T. Ishikawa              Executive Vice President and Chief             Executive officer of LTC
300 Esplanade Drive                  Investment Officer                             Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Julia L. Kopta                       Executive Vice President, General              Executive officer of LTC
300 Esplanade Drive                  Counsel and Corporate Secretary                Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
James J. Pieczynski                  Chief Strategic Planning Officer               Executive officer of LTC
300 Esplanade Drive                  and Director                                   Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Wendy L. Simpson                     Vice Chairman, Chief Financial                 Executive officer of LTC
300 Esplanade Drive                  Officer and Director                           Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Edmund C. King                       Director                                       General partner of Trouver
4153 N. Dover                                                                       Capital Partners, an investment
Provo, Utah 84604                                                                   banking firm
Timothy J. Triche, M.D.              Director                                       Chairman of the Department of
4650 Sunset Boulevard                                                               Pathology and Laboratory
Mail Stop No. 43                                                                    Medicine, Childrens Hospital Los
Los Angeles, CA 90027                                                               Angeles
Sam Yellen                           Director                                       Self-employed business
22433 Oxnard Street                                                                 consultant
Woodland Hills, CA 91367

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                OF LTC HEALTHCARE



Name and
Business Address                     Position with LTC Healthcare                   Present Principal Occupation
----------------                     ----------------------------                   ----------------------------
Andre C. Dimitriadis                 Chairman, Chief Executive Officer              Executive officer of LTC
300 Esplanade Drive                  and Director                                   Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Alex J. Chavez                       Senior Vice President and                      Executive officer of LTC
300 Esplanade Drive                  Treasurer                                      Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Christopher T. Ishikawa              Executive Vice President, Chief                Executive officer of LTC
300 Esplanade Drive                  Operating Officer and Director                 Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Julia L. Kopta                       Executive Vice President, General              Executive officer of LTC
300 Esplanade Drive                  Counsel and Corporate Secretary                Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
James J. Pieczynski                  Chief Strategic Planning Officer               Executive officer of LTC
300 Esplanade Drive                                                                 Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Wendy L. Simpson                     Executive Vice President and Chief             Executive officer of LTC
300 Esplanade Drive                  Financial Officer                              Properties and LTC Healthcare
Suite 1860
Oxnard, CA 93030
Steven Stuart                        Director                                       Corporate Executive Officer of
1-8 Uchisaiwaicho 2-Chrome                                                          Shinsei Bank, Ltd.
Chiyoda-ku
Tokyo, Japan 100-8501
Bary G. Bailey                       Director                                       Executive Vice President and
3120 Lake Center Drive                                                              Chief Strategic Officer of
Mail Stop LC01-354                                                                  PacifiCare Health Systems, Inc.
Santa Ana, CA 92704